August 30, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Dear Mr. Thompson:

This letter is submitted on behalf of Edison International and Southern California Edison
Company (SCE) in response to comments from the staff of the Division of Corporation Finance of the Securities Exchange Commission (the Commission) with respect to the companies' (1)
Form 10-K for fiscal year ended December 31, 2006, and Form 10-Q for fiscal quarter ended
March 31, 2007, as set forth in your letter to Ms. Linda G. Sullivan, Vice President and
Controller, dated August 9, 2007.

For reference purposes, the text of your letter has been reproduced in this letter, with our responses appearing below each numbered comment.

Edison International

Form 10-K for Fiscal Year Ended December 31, 2006

Controls and Procedures, page 53

1.    We note the disclosure on page 21 of SCE's December 31, 2006 Form 10-K that SCE has not designed, established or maintained internal control over financial reporting for four consolidated variable interest entities (VIEs) and that SCE's evaluation of internal control over financial reporting did not include these VIEs.  Please tell us whether you included such VIEs in your evaluation of internal control over financing reporting.  If not, please disclose that you have not evaluated the internal controls of the VIEs and that your conclusion regarding effectiveness of your internal control over financial reporting does not extend to the controls of the VIEs.  Also disclose any key sub-totals, such as assets, revenues and net income that result from consolidation of entities whose internal controls have not been assessed.  See
      Question 1 of "Management's Report on Internal Control over Financial Reporting and
      Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked
      Questions," available on our website at www.sec.gov.

      Response:  Edison International has not designed, established or maintained internal control over financial reporting for the four consolidated VIEs - Kern River,
      Midway-Sunset, Sycamore and Watson - and our conclusion regarding the effectiveness of internal control over financial reporting did not extend to the internal controls of these VIEs because, when taken as a whole considering location scoping and significant accounts analysis for each individual project, it was not material at the Edison International level, which was the level that management was required to provide an internal control assessment in 2006.

      Edison International will include a disclosure in its Annual Report on Form 10-K regarding the conclusion that its internal control assessment does not include an evaluation of internal control over financial reporting for the VIEs and that the conclusion regarding the effectiveness of internal control over financial reporting does not extend to the controls of the VIEs, as well as disclosure of key subtotals, as appropriate.

      SCE was not required to perform an internal control assessment over financial reporting nor include a disclosure regarding the effectiveness of internal control over financial reporting in 2006 due to SCE being a non-accelerated filer.  As SCE did not have legal, contractual or other rights to design, establish, maintain or evaluate the effectiveness of internal controls over financial reporting for these
      VIEs, SCE was unable to conclude as to whether there have been any material changes in internal control over financial reporting.  Appropriate disclosure has been made under Item 9A in SCE's 2006 Annual Report on Form 10-K on this basis. Due to the requirements to evaluate the effectiveness of internal controls over financial reporting for non-accelerated filers, effective in 2008, SCE will include the same disclosures referenced above for Edison International in the SCE Annual Report on
      Form 10-K, as appropriate.

Exhibit 12 - Computation of Ratios of Earnings to Fixed Charges and Preferred and
Preference Stock

2.    Please provide us with a reconciliation of the line item "income from continuing operations before fixed charges and taxes" to your income statement.  Additionally, please consider revising your computation in future filings to clearly disclose how you derived earnings, as that term is defined in Item 503(d) of Regulation S-K.

      Response:  A reconciliation for Edison International's and SCE's line item "income from continuing operations before fixed charges and taxes" to the income statement has been provided in Attachment A.  Edison International and SCE will include similar reconciliations as part of the computation of ratio of earnings to fixed charges and preferred and preference stock in both Edison International's and SCE's 2007 Annual
      Report on Form 10-K and prospectively.

Exhibit 13 - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
5

Results of Operations and Historical Cash Flow Analysis, page 51

3.    We note your presentation of basic earnings per share by subsidiary, which represent non-GAAP financial measures.  Please disclose how these measures are used by management and in what way they provide meaningful information to investors.
      Additionally, please identify these per share measures as non-GAAP measures of performance and disclose that the non-GAAP measures should not be considered as an alternative to earnings per share determined in accordance with GAAP as an indicator of operating performance.  Refer to Item 10(e)(1)(i) of Regulation S-K and Question
      11 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Measures,"
      available on our website at www.sec.gov.

      Response: Basic earnings per share is a recognized financial measure used by investors to evaluate performance as it relates to profitability. Edison
      International's management uses earnings per share by principal operating subsidiary for financial planning and analysis of performance.  Edison International also uses these financial measurements as a primary performance measurement when communicating with analysts and investors.  Edison International's management believes that the presentation of earnings per share contributed by its principal operating subsidiaries provides additional useful information regarding each subsidiary's relative contribution to Edison International's consolidated earnings per share.

      The principal operating subsidiary basic earnings per share is based on the principal operating subsidiary net income and Edison International's weighted average outstanding common shares. The impact of participating securities for each principal operating subsidiary is not material to each principal operating subsidiary's basic earnings per share amount and is therefore reflected in the caption "Edison
      International (parent) and other."  The impact of participating securities reduced
      Edison International's basic earnings per share by about 1%.  The tabular presentation provided on page 51 reconciles the principal operating subsidiary basic earnings per share measures to Edison International's consolidated basic earnings per share measure.

      In future filings, Edison International will identify these subsidiary earnings per share measures as non-GAAP measures of performance and provide disclosure indicating the reasons Edison International's management believes these measures provide useful information to investors regarding it results of operations and that these non-GAAP measures should not be considered as alternatives to the consolidated basic earning per share measure, which is determined in accordance with generally accepted accounting principles.

Commitments, Guarantees and Indemnities, page 73

4.    Please revise your table of contractual obligations to include other long-term liabilities reflected on your balance sheet, as applicable.  See Item 303(a)(5) of
      Regulation S-K.

      Response:  Edison International has a process in place in which all other long-term liabilities are reviewed each reporting period to ensure appropriate disclosure.
      Edison International believes that all other long-term liabilities that meet the disclosure requirements of Regulation S-K, Item 303(a)(5) are properly included in the table of contractual obligations. Other long-term liabilities that do not meet the disclosure requirements of Regulation S-K, Item 303(a)(5) are disclosed as guarantees, indemnities, or environmental matters, as appropriate. Edison
      International will continue to review all other long-term liabilities each reporting period and will include other long-term liabilities in the table of contractual obligations or provide a cross reference to other disclosures, as appropriate.

Consolidated Statements of Changes in Common Shareholders' Equity, Page 98

5.    Please explain to us why it is appropriate to record proceeds from stock option exercises in retained earnings rather than common stock.

      Response: As disclosed in the policy for stock based compensation set forth in Note
      1, Significant Accounting Policies in both Edison International's and SCE's consolidated financial statements included in their Annual Reports on Form 10-K,
      Edison International does not issue new common stock for stock option exercises.
      Rather, an independent third party is used to facilitate the exercise of stock options. After a stock option exercise, the independent third party purchases Edison
      International stock in the open market and is reimbursed by Edison International for the cost of shares purchased.  The shares are never registered in Edison
      International's name nor retired as a result of the transactions.

      Edison International is incorporated in California and is not able to hold treasury stock.  California corporate law provides that when a California corporation purchases or otherwise acquires its own shares, those shares are restored to the status of authorized but unissued shares (eliminating treasury shares). The accounting for this transaction, however, is analogous to a non-California company with treasury stock that has a policy of purchasing shares delivered upon a stock option exercise in the open market to prevent dilution. In that case, when an option is exercised, such company would be able to deliver shares out of treasury stock and record the transaction by debiting cash and crediting treasury stock. Any loss or gain on the re-issuance of the treasury shares would be recorded as a charge or credit to retained earnings. Subsequently, such company would purchase shares in the open market to replace those shares and would credit cash and debit treasury stock.
      The net effect of these transactions would impact retained earnings for the difference between the option exercise price and the market price of the stock.

      The substance of the above treasury stock transaction and Edison International's use of an independent third party to facilitate the settlement of stock option exercises are essentially the same except that Edison International does not have treasury stock.  The net effect of Edison International's reimbursement to the independent third party for the settlement of stock option exercises and the receipt of the option exercise price is a charge to retained earnings.

      Edison International elects to present the gross components in the Consolidated
      Statement of Changes in Common Shareholders' Equity in the captions "Shares purchased for stock-based compensation" (representing the cost to reimburse the independent third party for Edison International stock purchased on the open market) and
      "Proceeds from stock option exercise" to ensure full disclosure.

Note 1. Summary of Significant Accounting Policies, page 100

Earnings Per Share, page 103

6.    For each period for which an income statement is presented, please provide a reconciliation of the numerators and denominators of the basic and diluted per-share computations for income from continuing operations.  Additionally, disclose the amount of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.  Refer to paragraph 40 of SFAS 128.

      Response:  Attachment B provides a reconciliation of the numerators and denominators of the basic and diluted per-share computation for income from continuing operations for each period for which an income statement is presented.

      The impact of the two-class method in computing basic earnings per share resulted in the numerator being reduced by the adjustment for dividend equivalents on vested stock options (participating share dividends), resulting in a decrease to basic earnings per share.  This earnings allocation method is different than the calculation of diluted earnings per share which reflects all dilutive securities in the numerator and denominator (as disclosed) and assumes that the participating securities were converted to common stock. For the year-ended 2006, the diluted earnings per share amount was greater than the basic earnings per share amount mainly due to the participating securities having a greater impact on basic earning per share than on diluted earnings per share. As a result, Edison International disclosed a diluted earnings per share amount equal to the basic earnings per share amount.
      Edison International did not have any other securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share.

      Edison International will include additional disclosure to clarify this antidilution effect in Edison International's consolidated financial statements, as well as disclosure of the amount of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidiultive for the periods presented, prospectively, as appropriate.

Property and Plant, page 107

Nonutility Property, page 108

7.    Please explain to us why it is appropriate to amortize acquired emission allowances over the estimated lives of the plants rather than to amortize them as used to generate power.

      Response:  The following background information is provided below related to our accounting for emission allowances:

      In 1999, Midwest Generation acquired the Illinois plants from Commonwealth Edison, a subsidiary of Exelon Corporation (Exelon).  In a letter dated August 12, 2000, EME requested the SEC Staff's concurrence with its conclusion that Midwest Generation's acquisition of the Illinois plants did not constitute the acquisition of a business for which financial statements under Rule 3-05 of Regulation S-X would be required.
      In a letter dated August 16, 2000, the staff responded that it did not object to
      EME's conclusion.  As a result, EME accounted for the 1999 transaction as a purchase of assets, i.e. the power plants and related assets.  We note that the sale of the
      Illinois plants by Exelon was a competitive auction in which EME was selected to negotiate and execute an asset purchase agreement.

      In preparing the bid, management developed a series of forecasted cash flows from future generation of electricity and related operating costs.  Embedded in the projected operating costs was the purchase of additional emission allowances needed to comply with the EPA Acid Rain program.  The amount of emission allowances needed to be purchased was determined by estimating the total emission allowances needed based on projected SO2 and NOx emissions from generation, less projected emission allowances to be allocated under the EPA Acid Rain program.  The amount allocated under the EPA Acid Rain program was viewed as the threshold above which future cash expenditures would be required to purchase allowances.  As a result, management viewed the principal assets purchased in this transaction as the power plants and related inventory and property.

      In early 2000, an independent appraisal was completed to allocate the purchase price for federal income tax matters.  This appraisal was subsequently also used for financial reporting purposes.  The independent appraisal used an economic model that assigned future cash flows to various components of the assets acquired.  The independent appraisal segregated the future cash flows into two key components:

o     the power plants without any existing or future emissions allowances (i.e. the future cash flows assumed that emission allowances were purchased for all projected emission from generation).

o     the theoretical purchase of emission allowances that were either allocated by the EPA at the date of the asset purchase (December 15, 1999) to the Illinois plants or projected to be allocated over the estimated useful life of such power plants.

      We believe that allocated emission allowances from the EPA are an inherent part of the power plants; accordingly, we have accounted for the two components set forth in the appraisal as part of the historical cost of property, plant and equipment.  The disclosure is set forth in Note 1, Summary of Significant Accounting Policies to
      Edison International's consolidated financial statements included its 2006 Annual
      Report on Form 10-K under the heading "Property and Plant--Nonutility Property."

      The amortization of acquired emission allowances on a straight-line basis was based on the foregoing analysis.

Revenue Recognition, page 110

8.    Please tell us and disclose how you account for sales and purchases of power to and from Independent Systems Operators and Regional Transmission Organizations that do not use marginal pricing.  Specifically address whether you account for these transactions on a gross or net basis.  In addition, tell us and disclose the basis on which you net purchases and sales (for example, on a net hourly basis).

      Response: Currently, the California Independent System Operator (CAISO) market is a scheduling mechanism rather than a forward market, therefore SCE does not sell or purchase power to and from the CAISO.  However, during real-time scheduling, imbalance energy requirements may occur and the CAISO will make appropriate scheduling adjustment resulting in sales and purchases made through the CAISO.
      Consistent with EITF 03-11, Reporting Realized Gains and Losses on Derivative
      Instruments That Are Subject to FASB Statement No. 133 (FAS 133), Accounting for
      Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes" as
      Defined in EITF Issue No. 02-3, Issues Involved in Accounting for Derivative
      Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk
      Management Activities SCE records the purchases and sales for imbalance energy on a gross basis since the imbalance energy has either been (a) delivered to and received by a market participant through the CAISO scheduling mechanism or (b) has been provided by a market participant and used to meet SCE's load requirement through the CAISO scheduling mechanism.

      EITF 03-11 requires net presentation for wholesale procurement transactions that do not result in physical delivery (i.e. book-outs).  Since the imbalance energy is physically settled (gross delivery of the underlying commodity), SCE's gross treatment for imbalance energy is appropriate and consistent with the consensus reached in EITF 03-11.  SCE will continue to monitor CAISO imbalance energy activity and will disclose its accounting policy for CAISO imbalance energy in future filings, as appropriate.

      EME's merchant sales activities are conducted in PJM.  PJM uses locational marginal pricing.  The policy for revenue recognition is set forth in Note 1, Significant
      Accounting Policies to Edison International's consolidated financial statements included in its 2006 Annual Report on Form 10-K.

Note 5. Compensation and Benefit Plans, page 118

Stock-Based Compensation, page 125

9.    We note stock options accrue dividend equivalents for the first five years of the option term.  Please tell us and disclose how you reflected such dividend protection in calculating the fair value of options.  Refer to the guidance in paragraphs A35 through A37 and B90 through B93 of SFAS 123R.

      Response:  As disclosed in the Note 5, Compensation and Benefit Plans to both Edison
      International's and SCE's consolidated financial statements included in their 2006
      Annual Reports on Form 10-K, "Beginning with awards made in 2003, stock options accrue dividend equivalents for the first five years of the option term. Unless transferred to nonqualified deferral plan accounts, dividend equivalents accumulate without interest. Dividend equivalents are paid only on options that vest, including options that are unexercised. Dividend equivalents are paid in cash after the vesting date."

      SFAS 123R paragraph A36 states that dividend protection may take a variety of forms and shall be appropriately reflected in estimating the fair value of a share option.
      Edison International believes that a stock option that pays cash dividends to the holder should be valued as two separate awards with the total fair value equal to:
      (1) the present value of the estimated dividend payments that will be received prior to exercise; and (2) the value of the stock option estimated using the Black-Scholes option-pricing model.

      Edison International believes the dividend protection has been appropriately reflected in estimating the fair value of the stock options and will provide additional disclosure on how the dividend protection was reflected in calculating the stock option fair value in both Edison International's and SCE's consolidated financial statements included in their 2007 Annual Reports on Form 10-K and prospectively.

10.   In calculating the fair value of options using the Black-Scholes options-pricing model, please explain to us why it is appropriate to base the expected term of options on the actual remaining contractual term rather than the period of time for which the instrument is expected to be outstanding. Refer to the guidance in paragraphs A3, A18 and A26 through A30 of SFAS 123R.

      Response:  Edison International considered many factors in developing an expected term assumption, including vesting period, contractual term, historical exercise and post-vesting cancellation experience, and stock price history. Based on analysis performed at the date of grant for the 2006 stock options, the contractual term of the stock options represented Edison International's best estimate of the expected term. The analysis took into consideration the factors mentioned above, including the inherent weakness in using historical exercise data which included the effects of unusual stock option activity resulting from the California energy crisis and the uncertainty in the stock market at the date of grant.

      Edison International will continue to prospectively reevaluate its expected term assumption for new stock option grants, based on new trends, market conditions and other appropriate factors and will adjust its expected term assumption as appropriate under the guidance in paragraphs A3, A18 and A26 through A30 of SFAS 123R.

Note 18. Discontinued Operations, page 158

11.   As paragraph 5 of SFAS 144 specifically excludes investments in equity securities accounted for under the equity method from its scope, it is unclear how you concluded the sale of certain equity method investments, such as the Tri Energy and
      Caliraya-Botocan-Kalayaan projects, qualified for discontinued operations treatment.
      Please explain to us in detail why these dispositions meet the scope requirements of
      SFAS 144.

      Response:  EME entered into an agreement dated July 29, 2004 to sell its remaining international power generation portfolio, owned by a wholly-owned Dutch subsidiary,
      MEC International B.V. to a consortium comprised of International Power plc (70%) and
      Mitsui & Co. LTD. (30%).  The purchase price was $2.3 billion, subject to certain power price adjustments.  Closing of the transaction was subject to approval of
      International Power's shareholders and to a number of regulatory approvals and project level consents.  If certain project level approvals and consents were not obtained, one or more projects could be excluded from the sale transaction and the purchase price adjusted accordingly.

      Based on the July 2004 sales agreement, EME accounted for the sale of its international holding company as discontinued operations under SFAS 144 and reflected the accounting in its third quarter 2004 Form 10-Q.  As part of the approval and consent process, local partners in several projects interceded, resulting in:

o     A separate agreement with the same consortium on the same terms and conditions for the TriEnergy project.

o     A separate agreement with the existing owner of the Caliraya-Botocan-Kalayaan (CBK)
      project at the same price and on substantially the same terms and conditions.

o     Retention of the Doga project, which EME continues to own.

      We believed it was appropriate to continue to account for the sale of the TriEnergy and CBK projects as discontinued operations as they were sold pursuant to the same underlying sales transaction entered into on July 29, 2004.  As a supplemental note, the Doga project was part of this same sales transaction, but due to its subsequent retention by EME, it was reclassified to continuing operations during the fourth quarter of 2004 as required under SFAS 144.

Southern California Edison Company

Form 10-K for Fiscal Year Ended December 31, 2006

12.   To the extent applicable, please address the comments above.

      Response:  The responses provided above address SCE, as applicable.

In connection with our response to the comments of the Staff set forth herein, we acknowledge that:

o     Each of Edison International and SCE are responsible for the adequacy and accuracy of the disclosure in their respective filings;

o     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o     Neither Edison International nor SCE may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on the above responses, please advise us by letter or by calling me at (626)302-1502 or via e-mail at linda.sullivan@sce.com, or Jeff
Duran at (626)302-4513 or via e-mail at jeff.duran@sce.com.

                                         Sincerely,

                                   /s/ Linda G. Sullivan
                                   ---------------------
                                     Linda G. Sullivan

ATTACHMENT A

                                    EDISON INTERNATIONAL
   COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
RECONCILIATION OF "INCOME FROM CONTINUING OPERATIONS BEFORE FIXED CHARGES" TO INCOME STATEMENT

                                                   Year Ended December 31,
                                ------------------------------------------------------------
(In millions of dollars)              2002        2003        2004        2005        2006
                                    --------    --------    --------    --------    --------

Income from continuing operations
(per annual reports)                $ 1,055      $ 655       $ 226       $ 1,108     $ 1,083
Add:
Interest expense - net of amounts
capitalized                           1,126      1,020         985           794         807
AFUDC - borrowed (included in
  interest expense for the years
  2005 and 2006)                          -          -           -            14          19
Income tax expense (benefit)            330        124         (92)          457         582
Dividends on preferred and
  preference stock of utility
  not subject to mandatory redemption     6          5           6            24          51
Dividends on preferred securities
  subject to mandatory redemption       102         52           -             -           -
Other                                     1          -          (1)            -           1

Income from continuing              --------    --------    --------    --------     --------
  operations before fixed
  charges and taxes                 $ 2,620     $ 1,856     $ 1,124     $ 2,397      $ 2,543
                                    ========    ========    ========    ========     ========

        SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES
     COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
 RECONCILIATION OF "INCOME FROM CONTINUING OPERATIONS BEFORE FIXED CHARGES" TO INCOME STATEMENT

                                                           Year Ended December 31,
                                ---------------------------------------------------------------
(In millions of dollars)              2001      2002      2003      2004      2005      2006
                                     ------    ------    ------    ------    ------    ------

Income from continuing operations
  (per annual reports)              $ 2,408   $ 1,247   $  882     $  921   $  749    $  827
Add:
Interest expense - net of amounts
  capitalized                           786       585      457        409      360       400
AFUDC - borrowed (included in
  interest expense for the years
  2005 and 2006)                          -         -        -          -       14        19
Income tax expense                    1,658       642      388        438      292       438
Other                                    (1)       (1)       -         (1)      (1)       (1)

Income from continuing operations
  before fixed charges              -------   -------   -------   -------  -------    -------
                                    $ 4,851   $ 2,473   $ 1,727   $ 1,767  $ 1,414    $ 1,683
                                    ========  =======   =======   =======  =======    =======

ATTACHMENT B

                           Edison International
        Reconciliation of Basic and Diluted Earnings Per Share
                           (Millions of Dollars)

                                    2006                     2005                    2004
                            ----------------------------------------------------------------------
                             BASIC        DILUTED     BASIC        DILUTED      BASIC    DILUTED
Earnings:

Continuing Operations       $ 1,083      $ 1,083      $ 1,108     $ 1,108      $ 226    $ 226

Adjustment for Undistributed
   Earnings of Participating
   Securities (A)               (14)           -           (7)          -          -        -

Adjustment for Compensation
   Awards (B)                     -             3           -           3          -        -
                            ---------------------     -------------------       ---------------
Adjusted Earnings from
   Continuing Operations    $ 1,069       $ 1,086     $ 1,101     $ 1,111       $ 226     $ 226
                            =====================     ===================       ===============

Basic Weighted Average
   Shares                       326           326         326         326         326       326

Dilutive Compensation
   Awards - Shares (C)            -             4           -           6           -         5
                            ---------------------     -------------------       ---------------
Total Weighted Average
   Shares                       326           330         326         332          326      331
                            =====================     ===================       ===============

Earnings Per Share:

Continuing Operations         $3.28         $3.28 *   $  3.38       $3.34       $0.69     $0.68
                            =====================     ===================       ===============

(A) Participating securities represent vested stock options that earn dividend equivalents on an equal basis with common shares.
(B) Represents the income impact of assumed conversion of dilutive compensation awards to common shares.
(C) Represents the incremental shares from assumed conversion of dilutive compensation awards to common shares.

* EPS has been adjusted to agree with basic EPS because fully diluted EPS should be no greater than basic
  EPS.